UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: May, 2018

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan S7K 7G3 Canada	13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                 Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: May 24, 2018	By:	/S/ Robert A. Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	News Release dated May 23, 2018